Exhibit 99.1

(

Lithium Americas CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		June 30,	December 31,
	Note	2021	2020
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	505,241	148,070
Receivables, prepaids and deposits		2,312	1,250
Deferred financing costs		835	1,094
		508,388	150,414
Assets held for sale		-	3,926
		508,388	154,340

NON-CURRENT ASSETS
Restricted cash		-	150
Loans to Exar Capital	5	52,556	34,562
Investment in Cauchari-Olaroz project	5	135,476	131,394
Long-term receivable from JEMSE	5	5,800	-
Property, plant and equipment	6	1,637	1,935
Exploration and evaluation assets		4,775	4,342
		200,244	172,383
TOTAL ASSETS		708,632	326,723

CURRENT LIABILITIES
Accounts payable and accrued liabilities		5,232	5,204
Current portion of long-term liabilities	7	3,729	3,550
		8,961	8,754
LONG-TERM LIABILITIES
Credit and loan facilities	7	150,000	121,221
Decommissioning provision		326	326
Other liabilities	7	5,714	5,719
		156,040	127,266
TOTAL LIABILITIES		165,001	136,020

SHAREHOLDERS’ EQUITY
Share capital		686,348	307,152
Contributed surplus		30,188	27,204
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(169,418)	(140,166)
TOTAL SHAREHOLDERS’ EQUITY		543,631	190,703
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		708,632	326,723

Subsequent events (Note 15)

Approved for issuance on August 4, 2021

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2021	2020	2021	2020
		$	$	$	$
EXPENSES
Exploration expenditures	11	(8,844)	(4,283)	(13,526)	(9,688)
General and administrative	10	(2,586)	(1,527)	(4,879)	(3,616)
Equity compensation	8	(1,016)	(684)	(2,300)	(3,502)
Share of loss of Cauchari-Olaroz project		(597)	-	(1,097)	-
		(13,043)	(6,494)	(21,802)	(16,806)
OTHER ITEMS
Loss on JEMSE transaction	5	(4,712)	-	(4,712)	-
Transaction costs		(71)	(72)	(114)	(718)
Foreign exchange gain/(loss)		134	1,321	248	(1,050)
Finance costs		(2,836)	-	(5,332)	-
Finance and other income		1,223	48	2,370	179
		(6,262)	1,297	(7,540)	(1,589)
NET LOSS BEFORE TAX		(19,305)	(5,197)	(29,342)	(18,395)
Tax expense		-	(464)	-	(914)
NET LOSS BEFORE DISCONTINUED OPERATIONS		(19,305)	(5,661)	(29,342)	(19,309)

(LOSS)/INCOME FROM DISCONTINUED OPERATIONS		(18)	(331)	90	(699)

NET LOSS		(19,323)	(5,992)	(29,252)	(20,008)

OTHER COMPREHENSIVE (LOSS)/INCOME
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET (LOSS)/INCOME
Unrealized (loss)/income on translation to reporting currency		-	(1,479)	-	701

TOTAL COMPREHENSIVE LOSS		(19,323)	(7,471)	(29,252)	(19,307)
BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.16)	(0.06)	(0.25)	(0.21)
BASIC AND DILUTED LOSS PER SHARE		(0.16)	(0.07)	(0.25)	(0.22)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		119,864	90,206	117,513	90,058

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621
Shares issued on conversion of RSUs, DSUs and exercise of stock options	800	3,354	(3,309)	-	-	45
Equity compensation (Note 8)	-	-	3,703	-	-	3,703
Net loss	-	-	-	-	(20,008)	(20,008)
Other comprehensive income	-	-	-	701	-	701
Balance June 30, 2020	90,643	204,267	28,798	(3,166)	(85,837)	144,062

Balance, December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703
Shares issued on conversion of RSUs and exercise of stock options	580	1,805	(1,099)	-	-	706
Shares issued pursuant to the underwritten public offering (Note 8)	18,182	400,000	-	-	-	400,000
Shares issuance costs (Note 8)	-	(22,609)	-	-	-	(22,609)
Equity compensation (Note 8)	-	-	4,083	-	-	4,083
Net loss	-	-	-	-	(29,252)	(29,252)
Balance June 30, 2021	119,865	686,348	30,188	(3,487)	(169,418)	543,631

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

	Six Months Ended June 30,
	2021	2020
	$	$
OPERATING ACTIVITIES
Net loss	(29,252)	(20,008)
Items not affecting cash and other items:
Equity compensation	2,300	3,502
Depreciation	345	342
Foreign exchange (gain)/loss	(248)	1,050
Share of loss of Cauchari-Olaroz project	1,097	-
Loss on JEMSE transaction	4,712	-
Other items	152	(2,001)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(1,098)	(55)
Decrease in inventories	-	294
Increase in accounts payable and accrued liabilities	1,945	307
Net cash used in operating activities	(20,047)	(16,569)
INVESTING ACTIVITIES
Loans to Exar Capital (Note 5)	(30,870)	-
Contribution to Investment in Cauchari-Olaroz project	(1,378)	-
Proceeds from sale of assets held for sale	4,034	-
Additions to exploration and evaluation assets	(433)	-
Release of restricted cash	150	-
Additions to property, plant and equipment	(119)	(51,927)
Net cash used in investing activities	(28,616)	(51,927)
FINANCING ACTIVITIES
Proceeds from stock option exercises	706	45
Proceeds from the underwritten public offering (Note 8)	400,000	-
Equity offering issuance costs (Note 8)	(22,609)	-
Drawdowns from the credit facilities (Note 7)	28,070	34,200
Finance lease repayments	(157)	(158)
Repayment of long-term borrowings	(424)	(71)
Other (Note 7)	-	1,000
Net cash provided by financing activities	405,586	35,016
EFFECT OF FOREIGN EXCHANGE ON CASH	248	(415)
CHANGE IN CASH AND CASH EQUIVALENTS	357,171	(33,895)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	148,070	83,614
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	505,241	49,719

Supplemental disclosure with respect to cash flows (Note 13).

4

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Minera Exar is owned by the Company (44.8%), Ganfeng Lithium Co. Ltd. (“Ganfeng”) (46.7%) and Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina (8.5%). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency. The Company has used the same accounting policies and methods of computation as in the consolidated financial statements for the year ended December 31, 2020.

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and amount of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the consolidated financial statements for the year ended December 31, 2020 other than below.

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The effects of the pandemic will ultimately depend on many factors that are out of the Company’s control, including but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe.

In the first half of 2021 construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with COVID-19 protocols, as developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with social distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

Functional Currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US dollar proceeds from equity offerings and increasing US dollar denominated expenditures. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Long-Term Receivable from JEMSE

In Q2 2021 JEMSE completed the exercise of its ownership right to an 8.5% interest in Minera Exar. As  consideration for this interest, JEMSE will reimburse its $23,496 pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project to the Company and Ganfeng through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. As a result of JEMSE exercising its right, the Company recognized a reduction in its ownership interest in Minera Exar in exchange for a long-term receivable from JEMSE with an estimated fair value of $5,800.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of the long-term receivable from JEMSE was calculated by discounting the Company’s $10,512 share of JEMSE’s future payments, assuming payments start after 5 years and a 10% discount rate. Estimation of timing for payment is based on the status of construction and expected cash flows of Minera Exar (Note 5).

Newly Adopted Accounting Standards and Amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.

The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform, rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy. The Company’ senior Credit Facility and Limited Recourse Loan Facility as defined in Note 7 are indexed to London interbank offered rates ("LIBOR") that have not yet transitioned to alternative benchmark rates at the end of the current reporting period.

4.	CASH AND CASH EQUIVALENTS

	June 30, 2021	December 31, 2020
	$	$
Cash	57,325	148,070
Short-term bank deposits	447,916	-
	505,241	148,070

As at June 30, 2021, $3,322 of cash and short-term deposits were held in Canadian dollars (December 31, 2020– $3,165), $501,919 of cash and short-term deposits were held in US dollars (December 31, 2020– $144,905). Cash and short-term deposits earn interest between 0.2%-0.4%.

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at June 30, 2021, upon closing of the JEMSE transaction as described below, the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds the Cauchari-Olaroz project located in the Jujuy province of Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to share in the project’s production on a 49%/51% basis. Construction costs are also shared on the same pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital B.V. (“Exar Capital”), the company in the Netherlands that provides financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project (the investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

JEMSE Transaction

JEMSE acquired an 8.5% (4.2% from the Company and 4.3% from Ganfeng) equity interest in Minera Exar on April 4, 2021 (the “JEMSE Transaction”). The right to acquire the 8.5% interest (the “Acquisition Right”) was originally granted under a letter of intent in 2012 to comply with Province of Jujuy regulations regarding government participation in mineral projects.

Pursuant to closing the JEMSE Transaction, JEMSE has agreed to reimburse the Company and Ganfeng its $23,496 pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project in past years through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods.

The annual distribution of dividends by Minera Exar to all shareholders, including JEMSE, will only be considered once all commitments of Minera Exar related to Cauchari-Olaroz project debt have been met.

Upon closing of the JEMSE Transaction, the Company recognized a long-term receivable from JEMSE of $5,800 and a $4,712 loss which was calculated as follows:

$
Fair value of the Company's 49% of JEMSE's $23,496 future payment	5,800
Carrying value of the Company's disposed share of Investment in Minera Exar	(10,512)
Loss on the 2021 JEMSE Transaction	(4,712)

The long-term receivable from JEMSE is estimated by discounting $10,512, the Company’s share of JEMSE future payment to present value, assuming payments start after 5 years and using a 10% discount rate. Estimation of timing for payment is based on the status of construction and expected cash flows of Minera Exar.

2020 Cauchari Transaction

On August 27, 2020, the Company closed a transaction with Ganfeng whereby Ganfeng subscribed, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,327, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

In addition, the Company and Ganfeng restructured Exar Capital to reflect the parties’ 51%/49% proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng provided $40,000 to Exar Capital in non-interest-bearing loans, repayable in 2029 (with a right for an additional one-year extension by the Company or Ganfeng) and contributed $689 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40,000 of loans owed to Lithium Americas (the Minera Exar and Exar Capital transactions together, the “2020 Cauchari Transaction”).

Upon closing of the 2020 Cauchari Transaction, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital while Lithium Americas received fulsome minority shareholder protective rights. The Company retains significant influence over Minera Exar and Exar Capital and, as a result, is equity accounting for these investments from the closing of the 2020 Cauchari Transaction. Prior to closing the transaction, the Company had been consolidating its 50% share of the Cauchari-Olaroz project and accounting for its investment as a joint operation.

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund construction of the Cauchari-Olaroz project. Changes in the loans’ balances are summarized below.

$
Loans from the Company to Exar Capital, as at December 31, 2019	37,959
Loans from the Company to Exar Capital	14,500
Initial difference between the face value and the fair value of loans to Exar Capital	(7,746)
Elimination of loans as a result of Joint Operation accounting	(3,377)
Accrued interest	3,337
Loans from the Company to Exar Capital prior to the 2020 Cauchari Transaction	44,673
Loans from the Company to Exar Capital after the 2020 Cauchari Transaction	14,700
Initial difference between the face value and the fair value of loans to Exar Capital	(7,265)
Reversal of elimination of loans as a result of the 2020 Cauchari Transaction	28,132
Derecognition of share of loans from Exar Capital to Minera Exar as a result of the 2020 Cauchari Transaction	(26,368)
Repayment of loans as a result of the 2020 Cauchari Transaction	(40,000)
Gain on early repayment of the $40,000 loans	19,608
Accrued interest	1,082
Loans from the Company to Exar Capital, as at December 31, 2020	34,562
Loans from the Company to Exar Capital	30,870
Initial difference between the face value and the fair value of loans to Exar Capital	(15,206)
Accrued interest	2,330
Loans from the Company to Exar Capital, as at June 30, 2021	52,556

Loans by the Company and Ganfeng to Exar Capital are non-interest bearing. During the six months ended June 30, 2021, non-interest bearing loans were provided by the Company to Exar Capital in the amount of $30,870, and by Ganfeng in the amount of $32,130. Such loans funded the respective 49% and 51% shares of Cauchari-Olaroz construction costs. The Company accounts for its loans initially at fair value and subsequently at amortized cost.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The fair value of the loans at inception was calculated using a discounted cash flow valuation method applying market interest rates. The difference between the face value and the fair value of the loans provided was recognized as part of the Investment in the Cauchari-Olaroz project.

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Cauchari-Olaroz project, as at December 31, 2019	-	-	-
Recognition of Investment in Cauchari-Olaroz project	119,537	2,287	121,824
Contribution to Investment in Cauchari-Olaroz project	853	7,265	8,118
Share of income of Cauchari-Olaroz project	2,113	4,200	6,313
Elimination of unrealized gain on intercompany transactions	-	(4,861)	(4,861)
Investment in Cauchari-Olaroz project, as at December 31, 2020	122,503	8,891	131,394
Contribution to Investment in Cauchari-Olaroz project	1,166	15,205	16,371
Share of income of Cauchari-Olaroz project	-	7,558	7,558
Elimination of unrealized gain on intercompany transactions	-	(9,335)	(9,335)
Share of decrease in Minera Exar net assets as a result of the JEMSE Transaction	(10,512)	-	(10,512)
Investment in Cauchari-Olaroz project, as at June 30, 2021	113,157	22,319	135,476

Minera Exar’s Commitments and Contingencies

As at June 30, 2021, Minera Exar had the following commitments (on a 100% basis):

•	A $200 royalty due annually in May and expiring in 2041.
•

Seven agreements to provide aboriginal programs to communities located in the Cauchari-Olaroz project area, having terms ranging from five to thirty years, and annual fee payments of $260 in 2021, $350 in 2022 and $443 between 2023 and 2061 if these agreements are extended for the life of the project provided that such annual fees are subject to change from time to time based on negotiations between the parties. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production at the project.

•	Commitments related to contracts for the construction of evaporation ponds and other construction contracts of $4,433.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Los Boros Option Agreement

On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly installments of $200. The first installment becomes due upon the earlier occurrence of the following two conditions: (i) the third anniversary of the purchase option exercise date, being September 11, 2021; or (ii) the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title of the mining properties, Los Boros granted to Minera Exar a mortgage over the mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the start date of construction of the commercial plant.

Pursuant to the Option Agreement, a 3% net profit interest royalty (the “Los Boros Royalty”) is payable to Los Boros by Minera Exar annually within 10 business days after calendar year end, in Argentinian pesos, for a period of 40 years.

Minera Exar has the right to cancel the first 20 years of the Los Boros Royalty in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Cost
As at December 31, 2019	158,309	951	1,889	161,149
Additions	59,853	247	283	60,383
Capitalization of interest	5,132	-	-	5,132
Deconsolidation	(223,294)	-	-	(223,294)
Disposals	-	-	(83)	(83)
Foreign exchange	-	-	19	19
As at December 31, 2020	-	1,198	2,108	3,306
Additions	-	25	94	119
Disposals	-	-	(241)	(241)
As at June 30, 2021	-	1,223	1,961	3,184

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2019	1,455	197	573	2,225
Depreciation for the period	279	274	380	933
Deconsolidation of Minera Exar fixed assets	(1,734)	-	-	(1,734)
Disposals	-	-	(53)	(53)
As at December 31, 2020	-	471	900	1,371
Depreciation for the period	-	169	176	345
Disposals	-	-	(169)	(169)
As at June 30, 2021	-	640	907	1,547

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Net book value
As at December 31, 2020	-	727	1,208	1,935
As at June 30, 2021	-	583	1,054	1,637

1 Prior to closing the 2020 Cauchari Transaction, this includes the Company’s 50% share of the Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company (Note 5).

2 Other category includes right of use assets with $1,087 cost and $428 accumulated depreciation as at June 30, 2021.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	LONG-TERM LIABILITIES

	June 30, 2021	December 31 2020
	$	$
Current portion of long-term liabilities
Accrued interest	3,487	3,056
Other liabilities	242	494
	3,729	3,550
Long-term liabilities
Credit facility (net of financing costs)	122,973	95,068
Limited Recourse Loan Facility	27,027	26,153
Other liabilities	5,714	5,719
	155,714	126,940
	159,443	130,490

Credit Facility

During the six months ended June 30, 2021, the Company drew $28,070 on its $205,000 senior credit facility, comprised of $18,246 from Ganfeng and $9,824 from BCP Innovation Pte Ltd. The total drawn under the facility as at June 30, 2021, was $123,820. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Repayments of borrowings made under the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, in an amount equal to 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

As security for the facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz project.

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).

Repayment will start once the Company’s obligations to repay the $205,000 senior credit facility are met. As at June 30, 2021, the Company had drawn $20,000 on the $100,000 Limited Recourse Loan Facility to fund development expenditures on the Cauchari-Olaroz project and an additional $4,708 to fund the payment of interest under the $205,000 senior credit facility. Accrued interest under the facility, included in long-term liabilities, was $2,319 as at June 30, 2021.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at June 30, 2021.

Other Liabilities

Other liabilities consist of lease liabilities and the $5,210 mining contractor liability. During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project. In accordance with the agreement, Lithium Nevada received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received in 2019 and $2,000 was received in 2020 and included in the mining contractor liability balance. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	LONG-TERM LIABILITIES (continued)

The mining contractor has also been providing mining design and consulting services, which are accrued and included in the mining contractor liability and are payable on the earlier of December 31, 2024 or 90 days after the start of production at the Thacker Pass project.

8.	SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 shares, including 2,273 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 each for gross proceeds to the Company of approximately $400,000 (and net proceeds of $377,391 after deducting costs of $22,609).

Equity Incentive Plan

Restricted Share Units

During the six months ended June 30, 2021, the Company granted 250 (2020 – 788) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $3,366 (2020 - $2,018) based on the market value of the Company’s shares on the grant date. As at June 30, 2021, there was $1,517 (2020 - $901) of total unamortized compensation cost relating to unvested RSUs. During the six months ended June 30, 2021, stock-based compensation expense related to RSUs of $917 was charged to operating expenses (2020 - $2,646) and $1,622 was charged against accrued liabilities.

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2019	2,388
Converted into shares	(886)
Granted	810
Forfeited	(22)
Balance, RSUs outstanding as at December 31, 2020	2,290
Converted into shares	(45)
Granted	250
Balance, RSUs outstanding as at June 30, 2021	2,495

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Deferred Share Units

During the six months ended June 30, 2021, the Company granted 12 DSUs (2020 – 91) as compensation to independent directors with a total estimated fair value of $162 (2020 – $268).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2019	228
Granted	121
Converted into shares	(131)
Balance, DSUs outstanding as at December 31, 2020	218
Granted	12
Balance, DSUs outstanding as at June 30, 2021	230

Stock Options

No stock options were granted by the Company during the six months ended June 30, 2021 and 2020. Stock options outstanding and exercisable as at June 30, 2021 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at June 30, 2021 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CDN$	)

$4.55 - $5.00	609	1.3	4.90
$8.05 - $11.07	1,103	1.7	8.19
	1,712	1.6	7.02

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2019	3,731	5.94
Exercised	(1,233)	(5.19)
Expired	(195)	(8.99)
Balance, stock options outstanding as at December 31, 2020	2,303	6.05
Exercised	(582)	(3.21)
Expired	(9)	(6.30)
Balance, stock options outstanding as at June 30, 2021	1,712	7.02

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

The weighted average share price at the time of exercise of options during the six months ended June 30, 2021 was CDN$20.00 (2020 – CDN$6.88). During the six months ended June 30, 2021, 280 (2020 – 111) options were exercised under the cashless exercise provision of the Company’s stock option plan, resulting in the issuance of 233 (2020 – 82) shares of the Company.

Performance Share Units (“PSUs”)

162 PSUs were granted by the Company during the six months ended June 30, 2021 and none in 2020. As at June 30, 2021, there was $3,154 (2020 - $2,394) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

January 4,
2021
Number of PSUs granted	162
Risk-free interest rate	0.17%
Dividend rate	0%
Annualized volatility	76.0%
Peer Group average volatility	72.2%
Estimated forfeiture rate	10%
Fair value per PSU granted	19.72
Total fair value of PSUs granted, prior to forfeiture rate adjustment	3,200

During the six months ended June 30, 2021, equity compensation expense related to PSUs of $1,383 was charged to operating expenses (2020 - $856).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2019	1,010
Cancelled	(11)
Balance, PSUs outstanding as at December 31, 2020	999
Granted	162
Balance, PSUs outstanding as at June 30, 2021	1,161

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 5).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., expenditures under which were $3,884 during the six months ended June 30, 2021.

During the six months ended June 30, 2021, director’s fees paid by Minera Exar to its President, who is also a director of Lithium Americas, totaled $37 (2020 - $37).

During the six months ended June 30, 2021, the Company paid $646, of which $300 was paid in cash and $346 in RSUs, to its former President, South American Operations and a former director, in accordance with his employment agreement. Concurrently, the parties entered into a 12-month advisory consulting agreement with a monthly fee of $14.

The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 7 and 15.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	June 30, 2021	June 30, 2020
	$	$
Equity compensation	1,284	2,512
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	840	1,547
Salaries, bonuses and benefits included in exploration expenditures	184	275
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	542	678
	2,850	5,012

	June 30, 2021	December 31, 2020
	$	$
Total due to directors and executive team	134	1,676

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	June 30, 2021	June 30, 2020
	$	$
Salaries, benefits and directors' fees	1,568	2,070
Office and administration	1,411	585
Professional fees	1,225	607
Regulatory and filing fees	259	94
Travel	20	19
Investor relations	297	143
Depreciation	99	98
	4,879	3,616

11.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to Thacker Pass and other project expenditures:

	June 30, 2021	June 30, 2020
	$	$
Engineering	8,771	5,102
Consulting and salaries	2,963	2,218
Permitting and environmental	1,030	1,362
Field supplies and other	503	390
Depreciation	246	212
Drilling and geological expenses	13	404
Total exploration expenditures	13,526	9,688

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The Thacker Pass project is in the exploration stage and the Cauchari-Olaroz project is in the development stage. From August 16, 2019 to August 27, 2020, the Cauchari-Olaroz project was accounted for as a joint operation. From closing of the 2020 Cauchari Transaction, the project is accounted for using the equity method (Note 5). The Organoclay segment, classified as a discontinued operation, was wound up in 2019 and its assets were sold in Q1 2021.

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at June 30, 2021
Property, plant and equipment	-	883	-	754	1,637
Exploration and evaluation assets	-	4,775	-	-	4,775
Total assets	-	7,852	141,276	559,504	708,632
Total liabilities	-	(9,150)	-	(155,851)	(165,001)
For the six months ended June 30, 2021
Property, plant and equipment additions	-	96	-	23	119
Income from discontinued operations	90	-	-	-	90
Net income/(loss)	90	(15,140)	(1,097)	(13,105)	(29,252)
Exploration expenditures	-	(13,526)	-	-	(13,526)
Depreciation	-	(246)	-	(99)	(345)
For the three months ended June 30, 2021
Property, plant and equipment additions	-	34	-	21	55
Loss from discontinued operations	(18)	-	-	-	(18)
Net loss	(18)	(9,683)	(597)	(9,025)	(19,323)
Exploration expenditures	-	(8,844)	-	-	(8,844)
Depreciation	-	(96)	-	(55)	(151)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2020
Property, plant and equipment	-	1,175	-	760	1,935
Assets held for sale	3,926	-	-	-	3,926
Exploration and evaluation assets	-	4,342	-	-	4,342
Total assets	4,169	6,437	131,394	184,723	326,723
Total liabilities	(552)	(7,000)	-	(128,468)	(136,020)
For the six months ended June 30, 2020
Property, plant and equipment additions	-	201	52,102	4	52,307
Loss from discontinued operations	(699)	-	-	-	(699)
Net (loss)/income	(699)	(9,714)	(1,759)	(7,836)	(20,008)
Exploration expenditures	-	(8,877)	(811)	-	(9,688)
Depreciation	-	(225)	(222)	(84)	(531)
For the three months ended June 30, 2020
Property, plant and equipment expenditures	-	135	23,791	-	23,926
Loss from discontinued operations	(331)	-	-	-	(331)
Net Loss	(331)	(3,636)	(1,301)	(724)	(5,992)
Exploration expenditures	-	(3,472)	(811)	-	(4,283)
Depreciation	-	(114)	(99)	(39)	(252)

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	SEGMENTED INFORMATION (continued)

The Company’s non-current assets and revenues of the discontinued operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at June 30, 2021	754	5,658	135,476	141,888
As at December 31, 2020	760	5,517	131,394	137,671
Revenue of the discontinued operation
For six months ended June 30, 2021	-	-	-	-
For six months ended June 30, 2020	-	644	-	644

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below.

	June 30, 2021	December 31, 2020
	$	$
Change in accounts payable related to financings	82	80

	Six months ended June 30,
	2021 $	2020 $
Interest paid	3,942	3,496
Income taxes paid	-	-

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position on a recurring basis. As at June 30, 2021, the fair value of financial instruments not measured at fair value approximate their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	FINANCIAL INSTRUMENTS (continued)

As at June 30, 2021, the Company had a cash and cash equivalents balance of $505,241 to settle current liabilities of $8,961.

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2021	2022	2023	2024 and later	Total
	$	$	$	$	$
Credit and loan facilities¹	4,519	10,525	11,144	170,564	196,752
Accounts payable and accrued liabilities	5,232	-	-	-	5,232
Obligations under office leases¹	195	350	335	403	1,283
Other obligations¹	30	25	4	5,262	5,321
Total	9,976	10,900	11,483	176,229	208,588

¹Credit and loan facilities, Obligations under office leases and Other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is exposed to a foreign currency risk as disclosed below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company and its subsidiaries and associates have a US$ functional currency. As at June 30, 2021, the Company held $3,322 in CDN$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $332 at June 30, 2021.

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	SUBSEQUENT EVENTS

On July 12, 2021, the Company announced that it has entered into an agreement to acquire 42,857,143 subscription receipts of Arena Minerals (TSX-V: AN) in a private placement at CDN$0.14 per subscription receipt for total consideration of CDN$6,000 (US$4,800). Pursuant to the agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals; and (ii) to appoint a nominee to the Arena Minerals board of directors. These rights are conditioned on Lithium Americas maintaining an ownership interest in Arena Minerals of 7.5% and 10.0% of Arena Minerals’ share capital, respectively.

On July 26, 2021, each subscription receipt was exchanged for one common share of Arena Minerals, and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance. On closing, the Company expects to own approximately 12.9% (14.6% on a fully diluted basis) of the issued and outstanding shares of Arena Minerals.

Subsequent to quarter end, the Company received a $7,350 drawdown from its Credit Facility to fund development expenditures on the Cauchari-Olaroz project.

23